Exhibit 12.1

COMPUTER SCIENCES CORPORATION

Calculation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(unaudited)

	Twelve Months Ended
(Amounts in millions, except ratios)	April 1, 2016	April 3, 2015(h)		March 28, 2014(h)	March 29, 2013(h)		March 30, 2012(h)
Earnings:
Pre-tax (loss) income from continuing operations before adjustment for income or loss from equity investees	$10	$(671)		$694	$(249)		$(1,000)
Fixed charges	271	172		193	235		222
Less: Preference security dividend requirements of consolidated subsidiaries	(2)	(3)		(2)	—		—
Earnings as adjusted	$279	$(502)		$885	$(14)		$(778)

Fixed charges:
Interest expense (a)	$123	$126		$128	$165		$151
Loss on early extinguishment of debt(b)	97	—		—	—		—
Portion of rental expense representative of the interest factor (b)	51	46		65	70		71
Fixed Charges	$271	$172		$193	$235		$222

Combined fixed charges and preference dividends:
Interest expense (a)	$123	$126		$128	$165		$151
Loss on early extinguishment of debt(b)	97	—		—	—		—
Portion of rental expense representative of the interest factor (c)	51	46		65	70		71
Preference security dividend requirements of consolidated subsidiaries	2	3		2	—		—
Combined fixed charges and preference dividends	$273	$175		$195	$235		$222

Ratios:
Ratio of earnings to fixed charges	1.0	—	(d)	4.6	—	(f)	—	(g)
Ratio of earnings to combined fixed charges and preference dividends	1.0	—	(e)	4.5	—	(f)	—	(g)

(a)	Interest expense includes amortization of debt discount and deferred loan costs.

(b)	Loss on early extinguishment of debt is related to the Company's redemption of all outstanding 6.50% term notes due March 2018. See Note 13 of the Notes to the Consolidated Financial Statements.

(c)	One-third of the rent expense is the portion of rental expense deemed representative of the interest factor.

(d)	Earnings were insufficient to cover fixed charges during fiscal 2015 by $674 million.

(e)	Earnings were insufficient to cover combined fixed charges and preference dividends during fiscal 2015 by $677 million.

(f)	Earnings were insufficient to cover both fixed charges and combined fixed charges and preference dividends during fiscal 2012 by $249 million.

(g)	Earnings were insufficient to cover both fixed charges and combined fixed charges and preference dividends during fiscal 2012 by $1.0 billion.

(h)
Fiscal 2012 through fiscal 2015 have been adjusted to present discontinued operations for the divestiture of the Company's NPS segment in the third quarter of fiscal 2016 (see Note 4 of the Notes to the Consolidated Financial Statements).